                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2000
                          ----------------------------

                                 OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to ________________
Commission file number   ____________



                      TRANSOCEAN SEDCO FOREX SAVINGS PLAN
                        (Name changed January 1, 2000,
                  formerly Transocean Offshore Savings Plan)
                  (Full Title of the Plan and the Address of
                    the Plan, if Different from that of the
                              Issuer named below)



                          TRANSOCEAN SEDCO FOREX INC.
                               4 Greenway Plaza
                             Houston, Texas  77046
                (Name of Issuer of the Securities Held Pursuant
                        to the Plan and Address of its
                          Principal Executive Office)

                      TRANSOCEAN SEDCO FOREX SAVINGS PLAN
                         Index to Financial Statements
                               December 31, 2000

                                                                                         Page
                                                                                         ----
Report of Independent Auditors                                                             1

Audited Financial Statements

     Statements of Net Assets Available for Benefits                                       2
     Statements of Changes in Net Assets Available for Benefits                            3
     Notes to Financial Statements                                                         4


Supplemental Schedule

     Schedule H, Line 4 (i) - Schedule of Assets (Held At End of Year)                     9

                         Report of Independent Auditors


The Administrative Committee
Transocean Sedco Forex Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Transocean Sedco Forex Savings Plan (formerly, "Transocean Offshore Savings Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
June 1, 2001
                                                   /s/ Ernst & Young LLP

                      TRANSOCEAN SEDCO FOREX SAVINGS PLAN
                Statements of Net Assets Available for Benefits

                                           December 31,
                                     ------------------------
                                         2000        1999
                                     -----------  -----------
Investments, at Fair Value           $59,589,137  $48,577,960

Contributions Receivable:
  Employee                               344,790      249,145
  Employer                               169,878      129,828
-------------------------------------------------------------

Net assets available for benefits    $60,103,805  $48,956,933
=============================================================

                            See accompanying notes.

                      TRANSOCEAN SEDCO FOREX SAVINGS PLAN
           Statements of Changes in Net Assets Available for Benefits


                                                  Years Ended December 31,
                                                  -------------------------
                                                      2000          1999
                                                  -----------   -----------
Additions:

 Contributions:
 Employee                                         $ 6,108,082   $ 5,244,246
 Employer                                           2,926,651     2,457,137
---------------------------------------------------------------------------
 Total contributions                                9,034,733     7,701,383
---------------------------------------------------------------------------

 Investment income:
 Net appreciation in fair value of investments      3,754,016     6,866,846
 Investment income                                  1,698,759     1,939,367
---------------------------------------------------------------------------
 Total investment income                            5,452,775     8,806,213
---------------------------------------------------------------------------
Total additions                                    14,487,508    16,507,596

Deductions:

 Participant loan processing fees                     (14,818)      (10,987)
 Benefits paid to participants                     (3,325,818)   (4,037,308)
---------------------------------------------------------------------------
Total deductions                                   (3,340,636)   (4,048,295)
---------------------------------------------------------------------------
Net increase                                       11,146,872    12,459,301
---------------------------------------------------------------------------
Net assets available for benefits:
Beginning of year                                  48,956,933    36,497,632
---------------------------------------------------------------------------
End of year                                       $60,103,805   $48,956,933
===========================================================================

                            See accompanying notes.

                      TRANSOCEAN SEDCO FOREX SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


1.  Plan Description
    ----------------

    The Transocean Sedco Forex Savings Plan (formerly, "Transocean Offshore Savings Plan") (the "Plan") is a defined contribution plan which was established
on June 25, 1993.   The following description of the Plan provides only general information of Plan provisions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    On December 31, 1999, Transocean Offshore Inc. merged with Sedco Forex Holdings Limited ("Sedco Forex"). As a result of the merger, Transocean Offshore Inc. changed its name to Transocean Sedco Forex Inc. On January 1, 2000, the Transocean Offshore Savings Plan changed its name to the Transocean Sedco Forex Savings Plan.

    Effective January 1, 2000, former employees of Sedco Forex became eligible to participate in the Plan if they: (i) had satisfied the Plan's one (1) month service requirement; (ii) were U.S. citizens, U.S. permanent residents or non U.S. citizens working in the U.S. on a long-term assignment of six months or more and subject to U.S. taxes and (iii) were employed in an eligible job category.

General

    Participation in the Plan is voluntary. The Plan is administered by an Administrative Committee which is composed of at least three members appointed by the Finance/Benefits Committee of the Board of Directors of Transocean Sedco Forex Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Plan assets are held by the Plan trustee, Fidelity Management Trust Company ("Fidelity").

Eligibility

    All employees of participating Employers, as defined in the Plan, who are citizens or permanent residents of the United States are eligible to participate in the Plan after completion of one (1) full calendar month of service.

    Effective June 1, 2000, non U.S. citizens (other than U.S. permanent residents) working in the United States on a long-term assignment of six months or more and subject to U.S. taxes who are not participating in the Plan have the option to commence participation if they are employed in an eligible job category.

Contributions

    Participants may elect to make contributions to the Plan with pre-tax dollars ("Before-Tax Contributions"), pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), and/or contributions with after-tax dollars ("After-Tax Contributions") up to a maximum of 20 percent of earnings per pay period.

    The Plan allows rollovers from other qualified plans. Participants may invest their rollovers into the Transocean Sedco Forex Ordinary Shares Fund (a unitized fund investing in Transocean Sedco Forex Inc. ordinary shares) or any of the mutual funds available under the Plan. Amounts rolled over can be withdrawn at any time.

                      TRANSOCEAN SEDCO FOREX SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


1.  Plan Description  (continued)
    -----------------------------

Participating Employer Matching Contributions

    The participating Employer matching contributions for each participant are equal to the sum of 100 percent of the first 3 percent of earnings contributed by the participant to the Plan, plus 50 percent of the next 3 percent of earnings contributed by the participant to the Plan. Such percentages are applied on a pay period by pay period basis. Earnings are defined as base pay plus overtime pay associated with base pay. Diversification of participating Employer matching contributions is permitted. Participants may direct participating Employer matching contributions into any investment fund offered by the Plan on a daily basis. Participants may also transfer participating Employer matching account balances between all investment funds on a daily basis.

Investment of Earnings

    All dividends paid on Transocean Sedco Forex Inc. ordinary shares held in the Transocean Sedco Forex Ordinary Shares Fund are used to purchase additional units of that stock fund. Earnings on mutual funds are reinvested in that fund.

Vesting

    Participants are immediately vested in their After-Tax, Before-Tax and participating Employer matching contributions plus actual earnings thereon.

Withdrawals

    Participants may not withdraw Before-Tax Contributions and earnings thereon until the earliest of termination of employment, attainment of age 59 1/2 or in the event of financial hardship. Effective January 1, 2000, hardship withdrawals attributable to Before-Tax Contributions are not eligible for any type of rollover. This was a result of a change in the law. There is no limit on the number of withdrawals which may be made by participants from their accounts after age 70 1/2. Participants can withdraw After-Tax Contributions and earnings thereon once in any 12-month period after one year of Plan participation. Except as noted below, participating Employer matching contributions and earnings thereon cannot be withdrawn from the Plan prior to termination of employment. Participating Employer matching contributions and earnings thereon resulting from contributions made prior to June 4, 1993 can be withdrawn once in any 12-month period. All distributions from mutual funds are made in cash. All amounts invested in the Transocean Sedco Forex Ordinary Shares Fund, whether purchased with participant or participating Employer matching contributions, are distributed in the form of stock certificates or cash at the participant's election. Dividends paid to Fidelity on units purchased for or credited to the participant's account prior to the distribution of such units to the participant are applied to the purchase of additional units for the participant's account.

    Upon termination of service for any reason, if a participant's account is less than or equal to $5,000, the account balance will automatically be distributed to the participant within 12 months following termination unless otherwise requested. Participants may request distributions upon termination for accounts greater than $5,000.

                      TRANSOCEAN SEDCO FOREX SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


1.  Plan Description (continued)
    ----------------------------

Participant Loans

    Participants may borrow from their account balance up to a maximum of 50 percent of their balance, with a minimum loan amount of $1,000 and maximum of $50,000. Participants may have two loans outstanding at any one time a "general loan" which can be used for any purpose and is to be repaid over five years or less and a "home loan" which can only be used to purchase a primary residence and is required to be repaid in equal amounts over 15 years or less. Loans bear interest at prime rate at the beginning of the quarter in which the loan originates plus one percent. The interest rate is fixed for the term of the loan. Interest is repaid to the participant's account. There is a one-time loan origination fee of $35 per loan and an annual maintenance fee of $15 for each calendar year the loan is outstanding. These fees are deducted from the participant's account. Outstanding loan amounts are due upon termination of employment.

Plan Termination

    It is intended that the Plan will continue, although the Plan may be amended or discontinued at any time subject to the provisions of ERISA. In the event the Plan is terminated, the full amount credited to each participant's account will be payable as soon as practicable following such termination.

2.  Summary of Significant Accounting Policies
    ------------------------------------------

Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

    The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and schedule. Actual results may differ from those estimates.

Investment Valuation

    Amounts invested in the investment funds are carried at fair value based on the last quoted sales price of the year. Participant loans are valued at amortized cost which approximates fair value.

                      TRANSOCEAN SEDCO FOREX SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS

2.  Summary of Significant Accounting Policies (continued)
    ------------------------------------------------------

Unit Accounting

    The Plan utilizes the unit method of accounting, which allows the Transocean Sedco Forex Ordinary Shares Fund to hold a small amount of cash for liquidity purposes. The value of each unit does not vary significantly from the price of the ordinary shares held in the fund. The ordinary share price is readily available to the participants and is printed in many publications. Participants may hold units of the Transocean Sedco Forex Ordinary Shares Fund representing their proportionate interest in both the ordinary shares and cash held in the fund.

3.  Investments
    -----------

    Investments that represent five percent or more of the Plan's net assets are as follows:


                                                                             December 31,
                                                                       -------------------------
                                                                           2000          1999
                                                                       -----------   -----------
    Transocean Sedco Forex Ordinary Shares Fund                        $24,872,200   $17,608,329
    Fidelity Magellan Fund                                              14,836,356    12,434,439
    Spartan U.S. Equity Index Portfolio                                  6,617,067     5,777,706
    Fidelity Puritan Fund                                                4,775,843     4,742,527
    Fidelity Retirement Government Money Market Portfolio                4,440,771     5,131,348

    During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                   Years Ended
                                                   December 31,
                                             ------------------------
                                                 2000         1999
                                             -----------   ----------
         Mutual funds                        $(2,833,008)  $1,860,926
         Ordinary Shares Fund                  6,587,024    5,005,920
                                             -----------   ----------
         Net appreciation                    $ 3,754,016   $6,866,846
                                             ===========   ==========

    The Sonat Inc. Common Stock Fund is not a current investment option for the Plan. Until July 1, 1999 participants held units of the Sonat Inc. Common Stock Fund in the Plan as a result of the transfer of balances and the merger of predecessor plans into the Plan. Dividends received and participant loan repayments relating to the Sonat Inc. Common Stock Fund were reinvested into such fund, but no additional units could be purchased by participants. Participants in the Plan were required to transfer their investment balances in the Sonat Inc. Common Stock Fund to one of the current investment options by July 1, 1999. If no action was taken to liquidate the fund before July 1, 1999, the balance in this Stock Fund automatically transferred to the Fidelity Retirement Government Money Market Portfolio.

                      TRANSOCEAN SEDCO FOREX SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS

4.  Income Tax Status
    -----------------

    The Plan received a determination letter from the Internal Revenue Service dated February 20, 1998, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5.  Transactions with Parties-in-Interest
    -------------------------------------

    Fidelity executed all mutual fund investment transactions for the years ended December 31, 2000 and 1999. Fidelity also provided certain accounting services to the Plan. Except for participant loan processing fees, the participating Employers have paid all administrative expenses of the Plan, including legal, accounting and trustee fees.

6.  Subsequent Events
    -----------------

    On January 31, 2001, Transocean Sedco Forex Inc. completed a merger transaction with R&B Falcon Corporation ("R&B Falcon"). As a result of the merger, certain R&B Falcon employees will be allowed to participate in the Plan beginning June 1, 2001, July 1, 2001 or August 1, 2001 based on their assignment and geographic location.

    In addition, certain R&B Falcon employees who were not eligible to participate in the Transocean Sedco Forex Retirement Plan will receive an additional contribution into the Plan. The additional contribution will be made annually on the last business day of the year and will be a minimum of 1.5 percent of base salary, as defined by the Plan. The contribution will have a two-year vesting period with the employees receiving credit for their previous periods of employment with R&B Falcon.

                             SUPPLEMENTAL SCHEDULE

                      TRANSOCEAN SEDCO FOREX SAVINGS PLAN

       Schedule H, Line 4 (i) - Schedule of Assets (Held At End of Year)

                                    PN: 002

                               DECEMBER 31, 2000


                                                            Current
Identity of Issue               Description                  Value
-----------------             ---------------             ----------

* Transocean Sedco Forex
  Ordinary Shares Fund        Ordinary Shares Fund;
                              540,732 Shares              $24,872,200

* Fidelity Magellan Fund      Mutual Fund;
                              124,362 Shares               14,836,356

* Spartan U.S. Equity
  Index Portfolio             Mutual Fund;
                              141,360 Shares                6,617,067

* Fidelity Ret. Government
  Money Market Portfolio      Mutual Fund;
                              4,440,771 Shares              4,440,771

* Fidelity Puritan Fund       Mutual Fund;
                              253,629 Shares                4,775,843

  Neuberger & Berman
   Partners Trust             Mutual Fund;
                              34,773 Shares                   587,660

  MAS Fixed Income Portfolio  Mutual Fund;
                              68,143 Shares                   766,606

  Templeton Foreign Fund A    Mutual Fund;
                              55,328 Shares                   572,087

* Participant Loans           Loans Receivable
                              with various maturity
                              dates and interest rates
                              ranging from 8.75% to
                              10.50%                        2,120,547
                                                          -----------

       Total Investments                                  $59,589,137
                                                          ===========

* Indicates a party-in-interest to the Plan.

                                   SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Transocean Sedco Forex Savings Plan (formerly, "Transocean Offshore Savings Plan") has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized, on the 18 day of June, 2001.

                         by  TRANSOCEAN SEDCO FOREX SAVINGS PLAN



                         By /s/ Ann Clinton
                           ------------------------------------
                            Ann Clinton
                            Plan Administrator

                                   EXHIBIT LIST
                                   ------------



Number
------

1.   Consent of Independent Auditors       Filed herewith